Contact

www.linkedin.com/in/
oliverpintobautista (LinkedIn)

Top Skills

Process Design

Kaizen

Lean Six Sigma

Languages

Spanish (Native or Bilingual)

Inglés (Full Professional)

Portugués (Professional Working)

Certifications

Design Thinking for Innovation

Certificate in Supply Chain

Certificate in Entrepreneurship

Oliver Pinto Bautista

Head of Operations and Strategy | Helping startups and large enterprises operate more efficiently to drive growth | MBA, MS Supply Chain, ChemE
Orlando, Florida, United States

Summary

Data-driven business leader with 14+ years of experience driving operational excellence and growth across diverse industries like Health tech, logistics, and manufacturing. Led cross-functional teams to achieve significant results, including:

- 3X revenue growth & 4X active user growth at CareRev by leveraging data to create winning marketplace strategies.
- Up to 50% cost savings for clients in chemicals and insurance at SGI Consulting through value chain analysis and customer-centric approaches.
- $2M in working capital savings and a 20% reduction in operational costs at Petrobras via process optimization and Lean Six Sigma initiatives.

Proven expertise in:

- Business & Strategic Planning
- Process Improvement & Optimization
- Supply Chain Management
- Project Management & Execution
- Data Analysis & KPI Management
- Team Leadership & Cross-functional Collaboration

I am always eager to learn new skills and take on new challenges. I enjoy working in collaborative environments that welcome new ideas and challenge the status quo. If you are looking for someone who can help you improve your business performance and achieve your goals, please feel free to contact me.

Experience

Pacific Soul Inc.

Head of Operations
August 2024 - Present (1 year 2 months)

Pacific Soul is a purpose-driven startup crafting functional foods powered by Colombian freeze-dried superfruits. With a vision to innovate through FoodTech, we combine natural goodness with thoughtful creations to promote wellness.

CareRev
General Manager - Strategy and Operations
January 2022 - February 2023 (1 year 2 months)

CareRev (YC S16) is a marketplace platform that connects health systems and local healthcare professionals. The GM is responsible for the responsible for the scale-up of the region and its overall performance (P&L).

• Led regional team to achieve 300% net revenue growth and 400% active caregiver growth in 2022 by leveraging data insights to devise strategies at both ends of the marketplace, such as supply and demand alignment, incentives, ROI, client success, and retention.
• Defined OKRs and KPIs, developed dashboards and client health scorecards using data visualization tools, and reviewed regional performance with the executive leadership team (MBRs/QBRs); worked with stakeholders (Product, Engineering, GTM, Finance, etc.) across teams to define action plans and improve performance.
• Revamped regional onboarding workflow by minimizing friction and improving effectiveness at the bottom of the funnel, resulting in a 20% reduction in onboarding time and a 10% increase in activation conversion.

Refinery Investments
Entrepreneur In Residence
June 2021 - December 2021 (7 months)

Refinery Investments is a private equity and venture capital fund focused on healthcare tech, enterprise software, and materials science. The EIR conducts due diligence and supports strategies for prospective and current investments.

• Conducted market research and evaluated 5 different investment opportunities in the agricultural and specialty chemicals space, with investments ranging from $0.5M-5M.
• Streamlined due diligence, and created a framework to articulate the investment strategy on a company-by-company basis, facilitating the management decision-making process.

SGI-Consulting SERVICIOS DE GESTIÓN INTEGRAL
Management Consultant
February 2016 - August 2018 (2 years 7 months)

SGI Consulting focuses primarily on industrial safety, environmental management, process improvement, innovation, quality, and food safety.

• Performed value chain analysis, and network optimization, and devised customer-centric strategies. Healthcare industry client resulted in a 15% cost reduction and a 5% improvement in customer satisfaction after implementation.
• Performed gap analyses for 10+ clients, ensuring compliance with HSE regulations, alignment with industry best practices, and ensuring operational excellence.
• Prepared and conducted a Change Management training program enabling clients to implement strategic/operational initiatives while mitigating risks.

Petrobras
7 years 8 months

Senior Production Manager
December 2012 - May 2015 (2 years 6 months)

The Sr. Production Manager directs technical resources and human talent in the Lubricants division, from feedstock logistics to finished product.

• Overhauled production system and redefined the inventory policy, creating savings of $2M (39% reduction) in working capital within the first year.
• Championed a Lean Six Sigma initiative to minimize manufacturing 'waste', yielding a 20% reduction in operational costs.
• Managed a $5M budget in supplier contracts; audited 7 contracts and secured compliance with negotiated agreements.

O&M Contract Manager - Downstream
November 2011 - December 2012 (1 year 2 months)

The O&M Manager develops, executes, and adapts operating plans and tactics to attain short- and long-term financial and mission-critical operational goals in areas of the Lubricants and Fuels business units.

• Defined performance metrics for operations and asset reliability; implemented Total Productive Maintenance (TPM), leading to a 15% reduction in downtime.
• Administered contract value of $7M, developed a vendor management system, and negotiated +10 new supplier agreements.

• Led technical and safety programs/projects to guarantee compliance with regulations and the correct execution of plans.

Operations Manager - Packaging and Logistics
July 2009 - October 2011 (2 years 4 months)

The OM leads ops such as filling/packaging, warehousing, and transportation to deliver products on time/in full.

• Implemented continuous improvement methodologies (Kaizen, SMED, 5 S´s, SPC, TOC), achieving a 12% productivity increase. Trained a team of 30 employees, ensuring knowledge transfer and sustainability of improvements.
• Optimized routing and loading of vehicles, reducing local product delivery time from 5 to 3 days and improving customer satisfaction by 8%.
• Led key project to reduce particle contamination in lubricants, and leveraged the result as a competitive market advantage, resulting in the renewal of a contract that accounted for 25% of the total volume sold.

Quality Control Professional
October 2007 - June 2009 (1 year 9 months)

Responsible for ensuring all materials, inbound and outbound, comply with applicable international quality standards.
• Formulated +20 products of the "Lubrax" lubricant oil portfolio to enable the kick-off of in-house production.
• Optimized lubricants formulations, reducing average cost by 5%; ensured compliance with international standards.
• Conducted trainings, visited customer facilities, and generated +100 product quality reports to support the technical area.

Education

University of Houston
Master of Business Administration (MBA) · (2020)

Universitat de Barcelona
Master in Supply Chain Management & Logistics · (2013)

Universidad del Rosario
Specialist in Process Improvement and Productivity · (2010)

Universidad Nacional de Colombia

Chemical Engineer · (2007)